UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

VITA FOOD PRODUCTS, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

928450105
(CUSIP Number)

HOWARD BEDFORD, 20 INDIAN HILL ROAD, WINNETKA, ILLINOIS 60093, (847)501-5688
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 29, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.   ☒

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall 1be subject to all other provisions of the Act (however, see the Notes).

1.		NAMES OF REPORTING PERSONS

Howard Bedford

2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒
(b) ☐

3.		SEC USE ONLY

4.		SOURCE OF FUNDS

PF

5.		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

6.		CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER	7.	SOLE VOTING POWER: 807,396
OF SHARES
BENEFICIALLY	8.	SHARED VOTING POWER: 4,400,000
OWNED
BY EACH	9	SOLE DISPOSITIVE POWER: 807,396
REPORTING
PERSON WITH	10.	SHARED DISPOSITIVE POWER: 4,400,000

11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,207,396

12.		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

53.4%

14.		TYPE OF REPORTING PERSON

IN

1.		NAMES OF REPORTING PERSONS

MDB Alternative Investments L.L.C. FEIN: 26-0204658

2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒
(b) ☐

3.		SEC USE ONLY

4.		SOURCE OF FUNDS

WC

5.		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

6.		CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER	7.	SOLE VOTING POWER: 0
OF SHARES
BENEFICIALLY	8.	SHARED VOTING POWER: 4,400,000
OWNED
BY EACH	9	SOLE DISPOSITIVE POWER: 0
REPORTING
PERSON WITH	10.	SHARED DISPOSITIVE POWER: 4,400,000

11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,400,000

12.		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

47.0%

14.		TYPE OF REPORTING PERSON

OO

ITEM 1.                                                     SECURITY AND ISSUER.

This Statement relates to shares of common stock, par value $.01 per share (the “Shares”), of Vita Food Products, Inc., a Nevada corporation (the “Company”). The address of the Company’s principal executive office is 2222 West Lake Street, Chicago, Illinois 60612.

ITEM 2.                                                     IDENTITY AND BACKGROUND.

(a) - (c) This Statement is being filed by Howard Bedford (“Bedford”) and MDB Alternative Investments, L.L.C., a Delaware limited liability company (“MDB”). The business address of both Howard and MDB is 303 West Madison Avenue, Suite 1300, Chicago, Illinois 60606. Howard is the manager of MDB and the trustee of a trust that owns 99% of the interests in MDB, as well as the 50% owner (together with his spouse who owns the remaining 50%) of the limited liability company that owns the sole voting interest in the limited partnership that owns the other 1% and sole voting interest in MDB. MDB’s principal business is investment in longer-term, limited marketability assets.

(d) - (e) During the last five years, neither Howard nor MDB has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Howard is a citizen of the United States of America.

ITEM 3.                                                     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The 4,400,000 Shares with respect to which MDB and Bedford share beneficial ownership were purchased for $3,000,000 cash using MDB’s working capital which consists of Bedford’s personal funds. These Shares consist of 2,400,000 Shares of common stock, two year warrants to purchase 500,000 Shares of common stock at an exercise price of $1.25 per share; three-year warrants to purchase 500,000 Shares of common stock at an exercise price of $1.50 per share; four-year warrants to purchase 500,000 Shares of common stock at an exercise price of $1.50 per share; and five-year warrants to purchase 500,000 Shares of common stock at an exercise price of $1.75 per share. All of such Shares were acquired pursuant to a Securities Purchase Agreement, dated May 14, 2007, between the Company and Bedford (the “Securities Purchase Agreement”).

Bedford also purchased 400,000 Shares and warrants to purchase 400,000 additional Shares on February 16, 2006 for $1,000,000 cash, pursuant to a Subscription Agreement with the Company (the “Subscription Agreement”). The warrants included three-year warrants to purchase 200,000 Shares at an exercise price of $5.00 per share; and five-year warrants to purchase an additional 200,000 Shares at an exercise price of $7.50 per share. Bedford used personal funds for this investment.

Bedford also acquired 1,447 Shares on August 18, 2006, 1,840 Shares on November 16, 2006 and 4,109 Shares on May 24, 2007, all of which were granted in lieu of fees earned for serving as a director of the Company.

ITEM 4.                                                     PURPOSE OF TRANSACTION.

MDB and Bedford have purchased their Shares for investment purposes and with a view to making a profit. These purchases reflect Bedford’s belief in the long-term value of the Company, and are being made for purposes of providing the Company with necessary working capital.

Except as described above in this Item 4, neither MDB nor Bedford has any plans or proposals which would relate to or result in:

(a)           The acquisition of additional securities of the Company, or the disposition of securities of the Company;

(b)           An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company;

(c)           A sale or transfer of a material amount of assets of the Company;

(d)           Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)           Any material change in the present capitalization or dividend policy of the Company;

(f)            Any other material change in the Company’s business or corporate structure;

(g)           Changes in the Company’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)           Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

(i)            A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)            Any action similar to those enumerated above.

Any future decision of either MDB or Bedford to take any such actions with respect to the Company or its securities will take into account various factors, including the prospects of the Company, general market and economic conditions and other factors deemed relevant.

ITEM 5.                                                     INTEREST IN SECURITIES OF THE ISSUER.

(a)           The aggregate percentage of Shares reported owned by MDB and Bedford is based upon 7,356,616 Shares outstanding, which is the total number of Shares outstanding as of June 29, 2007. Bedford beneficially owns 5,207,396 Shares, including 2,400,000 Shares subject to warrants, representing approximately 53.4% of the number of issued and outstanding Shares as of June 29, 2007. MDB beneficially owns 4,400,000 Shares, including 2,000,000 Shares subject to warrants, representing approximately 47.0% of the number of issued and outstanding Units as of June 29, 2007.

(b)           MDB shares with Bedford the power to vote and dispose of all of its Shares. Bedford has the sole power to vote and dispose of 807,396 additional Shares.

(c)           MDB and Bedford acquired the 4,400,000 Shares with respect to which they share beneficial ownership on June 29, 2007.

(d)           No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares owned by MDB or Bedford.

(e)           Not applicable.

ITEM 6.                                                     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

As described in Item 3 of this Schedule 13D, the Securities Purchase Agreement (attached hereto as Exhibit 1) sets forth certain agreements between Bedford and the Company which gave rise to MDB’s acquisition of certain of the Shares of common stock beneficially owned by it and by Bedford, and the Subscription Agreement (attached hereto as Exhibit 2) sets forth certain agreements between Bedford and the Company with respect to 800,000 other Shares of the Company’s common stock beneficially owned by Bedford.

Except as set forth in Item 3 of this Schedule 13D, neither MDB nor Bedford has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting or investment power over the securities of the Company.

Each of Bedford and MDB has executed a Joint Filing Agreement, dated as of July 5, 2007 (the “Joint Filing Agreement”), in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934.

ITEM 7.                                                     MATERIAL TO BE FILED AS EXHIBITS.

1.             Securities Purchase Agreement.

2.             Subscription Agreement.

3.             Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 9, 2007	/s/ Howard Bedford
Howard Bedford

MDB ALTERNATIVE INVESTMENTS L.L.C.

	By	/s/ Howard Bedford
Howard Bedford, Manager

EXHIBIT INDEX

Exhibit Number                                                               Document

1.                                                                                       Securities Purchase Agreement between Vita Food Products, Inc. and Howard Bedford, entered into on May 14, 2007. (Incorporated by reference to Exhibit no. 10.1 to Form 8-K filed by Vita Food Products, Inc. with the Securities and Exchange Commission on May 16, 2007.)

2.                                                                                       Subscription Agreement between Vita Food Products, Inc. and Howard Bedford, dated February 16, 2006. (Incorporated by reference to Exhibit no. 10.1 to Form 8-K filed by Vita Food Products, Inc. with the Securities and Exchange Commission on February 22, 2006.)

3.                                                                                       Joint Filing Agreement pursuant to Rule 13d-1(k) between Howard K. Bedford and MDB Alternative Investments L.L.C. dated as of July 15, 2007.